Exhibit (a)(5)(I)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
Statement of Material Fact
(i)      Telemar Participações S.A. (“TmarPart”) informs the market that its Board of Directors, in a meeting held on the date hereof, approved the proposal to increase the price per share, from R$35.09 to R$45.00 (price at the auction date), to be paid to the shareholders of its controlled company Tele Norte Leste Participações S.A. (“TNE”) who tender their shares into the voluntary public tender offer to purchase preferred shares of TNE (“TNE Tender Offer”), provided the condition set forth in item (ii) below is satisfied.
(ii)      The increase in price of the TNE Tender Offer is subject to securing, on conditions satisfactory to TmarPart, the necessary bank financing for the increased price, which will be timely informed to the market by TmarPart.
(iii)      The adoption of a fixed price for the TNE Tender Offer will comply with the rules of the US Securities and Exchange Commission (“SEC”) pursuant to which the price of a registered tender offer to purchase shares must be disclosed at least 10 (ten) business days prior to the expiration date, and TmarPart will not change the price during the auction.
(iv)      In the event of a price increase of the TNE Tender Offer in accordance with item (i) above upon the satisfaction of the condition set forth in item (ii) above, the expiration date will be extended in accordance with the SEC rules, and it will be timely informed.
(v)      The content of this statement of material fact is being transmitted simultaneously to the Investors Relations Officer of Tele Norte Leste S.A., for release to the shareholders of such company.
(vi)      The Offer to Purchase, Schedule TO and other materials relating to the tender offer in the U.S. may be obtained free of charge at www.sec.gov or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.
(vii)      A teleconference will be held on August 2,at 1pm, Rio de Janeiro (Brazil) time, in English. Dial-in numbers and passcode will be informed in a Communication to the Market.
Rio de Janeiro, August 1, 2007
Fabio Schvartsman
Investors Relations Officer